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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-8319

GATX Financial Corporation

(Exact name of registrant as specified in its charter)

500 West Monroe Street, Chicago, Illinois 60661-3676 Telephone (312) 621-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Medium Term Notes, Series E
6.750% Notes Due 2009
8.875% Notes Due 2009
6.000% Notes Due 2008
6.273% Notes Due 2011
5.125% Notes Due 2010
5.500% Notes Due 2012
5.700% Notes Due 2015
5.800% Notes Due 2016

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	NONE

     On May 11, 2007, GATX Financial Corporation, a wholly owned subsidiary of GATX Corporation, merged with and into GATX Corporation, with GATX Corporation being the surviving corporation to the merger.

     Pursuant to the requirements of the Securities Exchange Act of 1934, GATX Corporation, as successor to GATX Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 11, 2007	By:	/s/ Robert C. Lyons

Robert C. Lyons Senior Vice President and Chief Financial Officer GATX Corporation (Successor to GATX Financial Corporation)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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